Exhibit 8.1

LIST OF SUBSIDIARIES OF COPERNIC INC.

Mamma.com USA, Inc.	active
Digital Arrow LLC	(Non-active)
High Performance Broadcasting Inc.	(Non-active)
Intasys Billing Technologies Limited	(Non-active)
Intasys Management Systems	(Non-active)